

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2016

David Briskie
Chief Financial Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

   Re: **Youngevity International, Inc.**
         Form 10-K for the Fiscal Year Ended December 31, 2015
         Filed March 30, 2016
         File No. 0-54900

Dear Mr. Briskie:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ James Allegretto

                              James Allegretto
                              Senior Assistant Chief Accountant
                              Office of Consumer Products